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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED

'JUL 1 8 2008

THOMSON REUTERS

SEC FILE NUMBER
8-0312 16794

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __04-01-07__ AND ENDING __03-31-08__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NUNAMI SERVICES, INC. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 17th Street, Suite 570
_____(No. and Street)_____

Denver   CO   80202
(City)   (State)   (Zip Code)

PROCESSED

E JUL 1 8 2008

THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Parks   (303) 914-2819
                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
_____(Name - *if individual, state last, first, middle name*)_____

7979 EAST TUFTS AVE., SUITE 400   ENGLEWOOD, CO   80237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James C. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nunami Services, LLC., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James C. Parks
Signature

FINOP
Title

Renee Schaller III
Notary Public

My Commission Expires: 12/1/11

This report** contains (check all applicable boxes):

[X] a. Facing page.

[X] b. Statement of Financial Condition.

[X] c. Statement of Income (Loss).

[X] d. Statement of Cash Flows.

[X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] g. Computation of Net Capital.

[ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.

[ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.

[ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.

[X] l. An Oath or Affirmation.

[ ] m. A Copy of the SIPC Supplemental Report.

[ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NUNAMI SERVICES, LLC
(A Development Stage Company)

Financial Statements
and
Independent Auditors' Report
March 31, 2008



EHRHARDT ∘ KEEFE
STEINER ∘ HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

NUNAMI SERVICES, LLC
(A Development Stage Company)

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Nunami Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Nunami Services, LLC (a development stage company) as of March 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended and for the period from October 15, 2004 (inception), to March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nunami Services, LLC as of March 31, 2008, and the results of its operations and its cash flows for the year then ended and for the period from October 15, 2004 (inception), to March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 22, 2008
Denver, Colorado

NUNAMI SERVICES, LLC
(A Development Stage Company)

Statement of Financial Condition
March 31, 2008

Assets

Cash	$	182,822
Prepaid expenses		13,464
Clearing deposit		10,000
Other deposits		10,000
Total assets	$	216,286

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	11,730
Commitments and contingencies		
Member's equity		204,556
Total liabilities and member's equity	$	216,286

See notes to financial statements.

NUNAMI SERVICES, LLC
(A Development Stage Company)

Statements of Operations

	Year Ended March 31, 2008	October 15, 2004 (Inception) to March 31, 2008
Operating expenses		
Registration and other fees	$ 63,526	$ 71,115
Consulting	40,471	73,571
Accounting and legal	16,549	24,846
Other	16,006	18,420
Rent	2,814	7,428
Telephone	601	2,090
Total operating expenses	139,967	197,470
Other income		
Regulatory refund	35,000	35,000
Interest income	26	26
Total other income	35,026	35,026
Net loss	$ (104,941)	$ (162,444)

See notes to financial statements.

NUNAMI SERVICES, LLC
(A Development Stage Company)

Statement of Changes in Member's Equity
For the Period From October 15, 2004 (Inception) to March 31, 2008

Balance - October 15, 2004 - inception	$ -
Contribution by member	1,000
Net loss	(60)
Balance - March 31, 2005	940
Contribution by member	52,000
Net loss	(16,569)
Balance - March 31, 2006	36,371
Contributions by member	26,000
Net loss	(40,874)
Balance - March 31, 2007	21,497
Contributions by member	288,000
Net loss	(104,941)
Balance - March 31, 2008	$ 204,556

See notes to financial statements.

NUNAMI SERVICES, LLC
(A Development Stage Company)

Statements of Cash Flows

	Year Ended March 31, 2008	October 15, 2004 (Inception) to March 31, 2008
Cash flows from operating activities		
Net loss	$ (104,941)	$ (162,444)
Adjustments to reconcile net loss to net cash provided by operating activities		
Consulting services contributed by member	-	11,500
Changes in assets and liabilities		
Prepaid expenses	(11,832)	(13,464)
Other deposits	(10,000)	(20,000)
Accounts payable and accrued liabilities	11,076	11,730
	(10,756)	(10,234)
Net cash used in operating activities	(115,697)	(172,678)
Cash flows from financing activities		
Contributed capital	288,000	355,500
Net cash provided by financing activities	288,000	355,500
Net increase in cash	172,303	182,822
Cash - beginning of period	10,519	-
Cash - end of period	$ 182,822	$ 182,822

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nunami Services, LLC (the Company) was formed on October 15, 2004, as a Delaware limited liability company operating as a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company is 100% owned by Nunami, Inc. (a Delaware Corporation). The Company's principal business will consist of providing automated trade execution services; it also expects to provide stock loan services to hedge fund borrowers and beneficial owner lenders.

Once the Company commences operations, the Company intends to operate pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and will not carry customer accounts or clear customer transactions. Accordingly, all such transactions will be executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and will perform all services customarily incident thereto. All customer funds and securities received, if any, will be promptly transmitted directly to the clearing broker. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company's activities have been limited to organization and to obtaining its license to conduct business as a registered broker-dealer under the rules and regulations under the Financial Industry Regulatory Authority (FINRA). As the Company's principal business has not commenced, the Company is considered to be in the development stage.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2008.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and the clearing deposit. The Company places its temporary cash investments and its clearing deposits with what management believes are high-credit quality financial institutions.

Clearing Deposit

Clearing deposit includes $10,000 deposited with the Company's clearing broker to offset risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Refund

Ancillary to the consolidation of the National Association of Securities Dealers and the NYSE Member Regulation, the Company received a one-time special payment from FINRA of $35,000. This payment, for purposes of net capital calculations, is treated as an allowable asset.

Note 3 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At March 31, 2008, the Company had net capital of $176,092 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

On April 9, 2008, the Company received approval from FINRA of its Rule 1017 Continuing Membership Application ("CMA") to increase its minimum net capital requirement to $100,000. The Company requested this change in membership in anticipation of its commencement of operations.

Note 4 - Subsequent Event (Unaudited)

During April 2008, 100% of the stock of Nunami, Inc. was acquired by Selero, Inc., a Delaware corporation whereby Selero, Inc. became an indirect owner of the Company. The Company previously filed a CMA to change its indirect ownership which was approved on April 11, 2007.

ACCOMPANYING INFORMATION

NUNAMI SERVICES, LLC
(A Development Stage Company)

Computation of Aggregate Indebtedness and Net Capital pursuant
to Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2008

Net Capital

Total member's equity	$	204,556
Additions/(deductions)		
Other deposits		(10,000)
Prepaid expenses		(13,464)
Net capital	$	181,092

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	11,730
Total aggregate indebtedness	$	11,730

Computation of Basic Net Capital Requirements

Required minimum net capital	$	5,000
Capital in excess of minimum requirement	$	176,092
Ratio of aggregate indebtedness to net capital		0.06

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of March 31, 2008 and the audited computation above.




7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
Nunami Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Nunami Services, LLC (the Company), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Board of Directors and Member
Nunami Services, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

May 22, 2008
Denver, Colorado



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